RECEIVED AUG 2 9 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 192

SECURITIES

05043835

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 01, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

996 San Roberto Street, Suite 201
(No. and Street)

San Juan (City) P.R. (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

Western Bank World Plaza
268 Muñoz Rivera Ave., Suite 1200 (Address) San Juan, (City) P.R. (State) 00918-2511 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 1 4 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affidavit No. 4670

OATH OR AFFIRMATION

I, Patrick J. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services, Corp., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick J. Dunn
Signature

SVP - Principal
Title

Notary Public

NIHIL PRIUS FIDE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
1200 Westernbank World Plaza
268 Muñoz Rivera Avenue
San Juan, PR 00918-2511
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of Oriental Financial Services Corp.:

We have audited the following financial statements of Oriental Financial Services Corp. (the "Company"), a wholly owned subsidiary of Oriental Financial Group Inc., for the year ended June 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Oriental Financial Services Corp. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Oriental Financial Services Corp. as of June 30, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

August 10, 2005

Stamp No. 2087879
affixed to original.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2005

ASSETS:	
Cash and cash equivalents	$3,990,524
Deposit with clearing organization	50,000
Receivables:	
Broker-dealers and other	255,856
Accrued interest	662
Securities owned–at fair value	265,176
Prepaid expenses and other assets	117,210
Property and equipment, net of accumulated depreciation of $471,536	384,499
TOTAL	$5,063,927

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliate	$ 2,767
Accounts payable and accrued expenses	108,780
Total liabilities	111,547
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	4,406,238
Retained earnings	545,142
Total stockholder's equity	4,952,380
TOTAL	$5,063,927

See notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2005

REVENUES:	
Commissions	$ 4,324,540
Interest and dividends	206,104
Investment banking	338,592
Other income	174,827
Total revenues	5,044,063
EXPENSES:	
Employee compensation and benefits	2,555,139
Management and service fees	2,158,588
Communications	201,554
Clearing broker fees	502,436
Advertising and promotion	103,096
Occupancy and equipment	460,505
Professional services	126,237
Taxes other than payroll and income taxes	79,461
Other	169,258
Total expenses	6,356,274
LOSS BEFORE INCOME TAXES	(1,312,211)
INCOME TAX EXPENSE	5,929
NET LOSS	$(1,318,140)

See notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE—At beginning of year	$ 1,000	$4,406,238	$ 1,863,282	$ 6,270,520
NET LOSS			(1,318,140)	(1,318,140)
BALANCE—At end of year	$ 1,000	$4,406,238	$ 545,142	$ 4,952,380

See notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,318,140)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	171,325
(Increase) Decrease in:	
Receivables	(122,084)
Securities owned–net	308,376
Prepaid expenses and other assets	(88,593)
Decrease in:	
Due to affiliate	(19,769)
Accounts payable and accrued expenses	(334,143)
Net cash used in operating activities	(1,403,028)
CASH FLOWS FROM INVESTING ACTIVITIES—	
Purchases of property and equipment	(103,192)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,506,220)
CASH AND CASH EQUIVALENTS—Beginning of year	5,496,744
CASH AND CASH EQUIVALENTS—End of year	$ 3,990,524

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business—Oriental Financial Services Corp. (the "Company") is a wholly owned subsidiary of Oriental Financial Group Inc. (the "Group"). The Company is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company does not carry customer accounts and is accordingly exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the Unites States of America. The following is a summary of the Company's most significant accounting policies:

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions—Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included as income for the reporting period.

Property and Equipment—Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis using estimated useful lives, which range from five to ten years.

Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking Fees—Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Other Income and Expenses—Other income and expenses are accounted for on the accrual basis.

Accounting for Transfers of Financial Assets and Extinguishments of Liabilities—The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered, and liabilities when they are extinguished.

Income Taxes—The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Group's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Statement of Cash Flows—For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. Cash equivalents include money market investments.

2. SECURITIES OWNED

Securities owned at June 30, 2005, carried at market value, are as follows:

GNMA certificates	$ 26,394
Puerto Rico Government obligations	143,527
Collateralized mortgage obligations	5,870
Equity securities	89,385
Total	$265,176

3. CLEARING AGREEMENT

The Company has entered into a clearing agreement (the "Agreement") with National Financial Services Corp. ("NFSC"). NFSC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission ("SEC"). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2005, the Company had net capital of $4,043,416, which was $3,793,416 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness of net capital was .03 to 1.

5. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company receives technical, operational and consulting services from Oriental Bank & Trust (the "Bank") for which it is charged a management and service fee. For the year ended June 30, 2005, the Company was charged $2,158,588 by its affiliate for these services. The balance due to affiliate includes certain disbursements made by the Bank on behalf of the Company which were paid shortly after fiscal year end. These amounts are not subject to interest charges.

6. INCOME TAXES

The Company is subject to Puerto Rico income tax at rates ranging from 20% to 39%. The deferred tax asset resulting from the net operating loss carryforward generated in fiscal year 2005 has been totally offset by a valuation allowance given that it is more likely than not that such benefit will not be realized.

7. CONTINGENCIES

In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

* * * * * *

SCHEDULE I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2005

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition		$ 4,952,380
Deduct: Stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		4,952,380
Add: Allowable subordinated liabilities		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		4,952,380
Deductions and/or charges:		
Total nonallowable assets	$ 758,227	
Capital charges for spot and commodity futures	-	
Other deductions and/or charges	45,000	803,227
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		4,149,153
Haircuts on securities:		
Contractual commitments		
Subordinated debt		
Exempt investment securities		
Debt securities	7,138	
Other securities	98,599	
Undue concentration		
Other	-	105,737
Net capital		$ 4,043,416

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$ 7,436
Minimum dollar requirement	$ 250,000
Net capital requirement (greater of two amounts above)	$ 250,000
Net capital	$ 4,043,416
Excess net capital	$ 3,793,416
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 4,032,261

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited June 30, 2005. Form X-17A-5, Part II-A filing, as amended.

SCHEDULE I

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF JUNE 30, 2005

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$ 111,547
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalent is paid or credited	-
Other	-
Total aggregate indebtedness	$ 111,547
Ratio: Aggregate indebtedness to net capital	.03 to 1

Schedule of Nonallowable Assets

Receivable from broker-dealers and accrued interest	$ 256,518
Prepaid expenses and other assets	117,210
Furniture and equipment, net	384,499
Total nonallowable assets	$ 758,227

SCHEDULE II

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF JUNE 30, 2005

The Company has entered into a clearing agreement (the "Agreement") with National Financial Services Corp. ("NFSC"). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended June 30, 2005.

Deloitte.

Deloitte & Touche LLP
1200 Westernbank World Plaza
268 Muñoz Rivera Avenue
San Juan, PR 00918-2511
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

August 10, 2005

To the Board of Directors and Stockholder
of Oriental Financial Services Corp.:

In planning and performing our audit of the financial statements of Oriental Financial Services Corp. (the "Company"), a wholly owned subsidiary of Oriental Financial Group Inc., for the year ended June 30, 2005 (on which we have issued our report dated August 10, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 2087880
affixed to original.